Exhibit 99.1

FIRST AMENDING AGREEMENT dated as of December 23, 2015

BETWEEN:	OSISKO GOLD ROYALTIES LTD, as borrower (the “Borrower”)

AND:	NATIONAL BANK OF CANADA, as lender (“NBC”)

AND:	BANK OF MONTREAL, as lender (“BMO” and, collectively with NBC, the “Lenders”)

AND:	NATIONAL BANK OF CANADA, as administrative agent (the “Agent”)

AND:	NATIONAL BANK FINANCIAL MARKETS, as sole bookrunner and lead arranger

RECITALS

a)

A credit agreement dated as of November 21, 2014, (as amended, restated or modified from time to time, the “Credit Agreement”) has been entered into among the Agent, the Borrower and the Lenders from time to time party thereto.

b)	Pursuant to Section 2.10 of the Credit Agreement, the Borrower is entitled to request increases up to $50,000,000 in the aggregate amount of the Facility.

c) [Redacted text]	The Borrower has requested, pursuant to Section 2.10 of the Credit Agreement, a $50,000,000 increase (the “Increase”) in the amount of the Facility ******** as specified in Section 2 below.

d)

The Borrower has also requested that the Credit Agreement be further amended so as to (a) reset the amount of future Increases under Section 2.10 of the Credit Agreement in order to allow for additional Increases up to a maximum amount of $50,000,000, (b) extend the Maturity Date until December 23, 2017 and (c) make some other amendments to the Credit Agreement.

e)	The parties hereto wish to amend the Credit Agreement to give effect to the Borrower’s request.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	Interpretation

1.1	Capitalized terms used herein and defined in the Credit Agreement have the meanings given to them in the Credit Agreement unless otherwise defined herein.

1.2	Any reference to the Credit Agreement in any Credit Document (including any Security Document) refers to the Credit Agreement as amended hereby.

2.	Amendment to Commitments

2.1

The Facility is hereby increased from $100,000,000 to $150,000,000. Upon this Agreement becoming effective, the Commitment of each Lender in respect of the Facility is as specified opposite to its signature on the signature page hereof.

2.2

Upon this Agreement becoming effective, BMO will have the rights and be obligated to perform the obligations of a Lender under the Credit Agreement and will be bound by and entitled to the full benefit of the Credit Agreement and of the other Credit Documents (including the Security Documents) as if it were an original party thereto.

2.3

The parties agree that the aggregate amount of additional Increases of the Facility that may be requested by the Borrower after the date hereof pursuant to Section 2.10 of the Credit Agreement is reset to $50,000,000.

3.	Amendment to the Credit Agreement

3.1	Any reference in the Credit Agreement to the term “Metal Purchase Agreement” is replaced by “Metal Purchase Contract”.

3.2	Section 1.1 of the Credit Agreement is amended by deleting the definitions of “Maturity Date” and “Permitted Dispositions” and replacing them with the following:

“Maturity Date” means the date that is two years following December 23, 2015, or as may by extended in accordance with Section 2.11;”

“Permitted Dispositions” means, in respect of the Credit Parties, (i) any disposition of assets which are obsolete, redundant or of no material economic value, (ii) any disposition of inventory and marketable securities in the ordinary course, (iii) other dispositions of assets (other than, for greater certainty, any Metal Purchase Contract) which do not exceed in any financial year $2,000,000 (based on book value) for all Credit Parties in the aggregate and (iv) any Participation Assignment;

3.3

Section 1.1 of the Credit Agreement is amended by inserting the definitions of “CDPQ”, “Eleonore Metal Purchase Contract”, “Eleonore Property”, “FSTQ”, “Material Metal Purchase Contract”, “Osisko Exploration”, “Participation Agreement” and “Participation Assignment”:

“CDPQ” means Caisse de dépôt et placement du Québec;

“Eleonore Metal Purchase Contract” means the Metal Purchase Contract dated March 31, 2006 among Goldcorp Inc., Virginia Gold Mines Inc. (now Les Mines Opinaca Ltée) and Virginia Mines Inc. (now Exploration Osisko Baie-James Inc.), as amended;

“Eleonore Property” means the property that is subject to the Eleonore Metal Purchase Contract;”

“FSTQ” means Fonds de solidarité des travailleurs du Québec (F.T.Q.);

“Material Metal Purchase Contract” means any Metal Purchase Contract generating annual revenues in excess of $10,000,000 (net of the revenues attributable to any interest assigned pursuant to a Participation Assignment);”

“Osisko Exploration” means Exploration Osisko Baie-James Inc.;

“Participation Agreement” means the participation rights agreement (Convention de droits de participation) dated January 15, 2015 between the Borrower, CDPQ and FSTQ;

“Participation Assignment” means the assignment to CDPQ and/or FSTQ of an interest not exceeding 15% in a Metal Purchase Contract pursuant to and in accordance with the terms of the Participation Agreement, on the condition that:

(a)      such Metal Purchase Contract was acquired pursuant to a “Qualified Transaction (Transaction admissible)” as such term is defined in the Participation Agreement;

(b)      such assignment does not adversely affect or impair the Security or the rights of the Agent and the Lenders under the Credit Documents;

(c)      such assignment (including the form and amount of the consideration payable to the Borrower) is made on terms and conditions satisfactory to the Lenders;

(d)      no Default has occurred and is continuing or would result from such assignment; and

(e)      the relevant Credit Party and the assignee have entered into an agreement to govern their rights and obligations under their respective participating interest in such Metal Purchase Contract, such agreement to be in form and substance acceptable to the Lenders;”

3.4

Section 2.11(a) of the Credit Agreement is amended by deleting the first sentence thereof and replacing it with the following: “The Borrower may request that the then current Maturity Date be extended for a one year period by delivering to the Agent a written notice to that effect between the 120th and the 90th day prior to each of the second and third anniversary date of this Agreement.”

3.5	Section 7.2 of the Credit Agreement is amended by adding the following paragraphs after paragraph (c):

“(d)      Upon termination or rescission of the Metal Purchase Contract relating to the Eleonore Property or the release of any Lien securing the obligations thereunder, the Borrower must repay in full any Borrowings outstanding under the Facility in excess of $100,000,000, and the Facility shall be permanently reduced to $100,000,000.

(e)      Upon termination or rescission of a Material Metal Purchase Contract, the Lenders may elect to permanently reduce the amount of the Facility by up to $10,000,000 by notice to that effect to the Borrower and the Borrower shall make a pre-payment in an amount sufficient for the outstanding Borrowings (expressed in Dollars) not to exceed the amount of the Facility after such reduction.

(f)      To the extent that the Facility was used to finance the acquisition of a Metal Purchase Contract subject to a Participation Assignment (a “Partially Assigned MPC”), the Borrower must, on the third Business Day following the receipt by a Credit Party of any net cash proceeds from such Participation Assignment (the “Participation Proceeds”), notify the Agent of same and make a prepayment on the outstanding Borrowings under the Facility equal to an amount determined using the following formula:

A x B / C

where (i) A is equal to the Participation Proceeds, (ii) B is equal to the Borrowings obtained under the Facility in connection with the acquisition of the Partially Assigned MPC and (iii) C is equal to the total cash consideration paid to acquire such Partially Assigned MPC.

Notwithstanding the foregoing, the prepayment made pursuant to this subsection must be at least equal to an amount sufficient for the Borrower to remain in compliance with Section 13.5.”

3.6

Section 10.5(a) of the Credit Agreement is amended by deleting each reference to the capitalized term “Metal Purchase Contract” and replacing it with the capitalized term “Material Metal Purchase Contract”.

3.7	Section 10.5(b) of the Credit Agreement is replaced by the following:

“(b) The Borrower shall deliver to the Agent on or prior to the date of the initial Borrowing hereunder an Acknowledgment and Consent Agreement in respect of each Material Metal Purchase Contract listed in Schedule “D”. As regards each Material Metal Purchase Contract entered or acquired into after the Effective Date and each Metal Purchase Contract that becomes a Material Metal Purchase Contract after the Effective Date, the Borrower shall deliver to the Agent an Acknowledgment and Consent Agreement in respect thereof within 60 days of the execution or acquisition of the applicable Material Metal Purchase Contract or within 60 days of such Metal Purchase Contract becoming a Material Metal Purchase Contract, as the case may be.”

3.8	Section 12.7 is added to the Credit Agreement:

“12.7	Eleonore Property

[Redacted text]	********

3.9	Section 13.6 of the Credit Agreement is replaced by the following:

“None of the Credit Parties will (i) cause, consent to, or permit, any termination, amendment, assignment, modification, variance or waiver of timely compliance with any terms or conditions of any Material Metal Purchase Contract (other than any amendments or modifications to cure any defective provisions contained therein or to permit other minor deviations from the terms thereof), (ii) cause, consent to, or permit, any amendment, assignment, modification, variance or waiver of timely compliance with any terms or conditions of the Participation Agreement (other than any amendments or modifications to cure any defective provisions contained therein or to permit other minor deviations from the terms thereof) (iii) release any Lien securing a Material Metal Purchase Contract or Eleonore Metal Purchase Contract, (iv) enter into or amend any inter-creditor agreement or subordination agreement in respect of a Material Metal Purchase Contract or Eleonore Metal Purchase Contract (or any Liens securing same) without the prior consent of the Majority Lenders.”

3.10	The following is added at the end of the first paragraph of Section 15.3 of the Credit Agreement:

“(vi) the receipt of a notice under any inter-creditor agreement or subordination agreement in respect of a Material Metal Purchase Contract or the Eleonore Metal Purchase Contract, or any Liens securing same (including without limitations the Subordination Agreement dated June 16, 2014 between the Borrower, CPPIB Credit Investments Inc. and Canadian Malartic GP); and (vii) the sending or receipt of any material notices (including any “Avis de la Société” and “Avis d’exercice”) under the Participation Agreement. The Borrower will also furnish to the Lenders upon request copies of all “Documents requis” provided to CDPQ or FSTQ pursuant to the Participation Agreement.”

3.11	Section 16.1(c) of the Credit Agreement is replaced with the following:

“(c)      the Canadian Malartic NSR is terminated or there occurs a default thereunder and such default continues after the applicable notice or grace period, if any;”

3.12	Schedule “D” of the Credit Agreement is replaced by the Schedule “D” attached hereto.

4.	Conditions to Effectiveness

This Agreement will become effective on the date the Agent has confirmed to the Borrower and the Lenders signatory of this Agreement that the following terms and conditions have been fulfilled to the satisfaction of the Agent:

(i)	the Borrower shall have paid all fees to be paid in connection with this Agreement and the Increase of the Facility;

(ii)	this Agreement shall have been executed and delivered by all parties hereto;

(iii)	the Agent shall have received a copy of the documents evidencing the authority of the persons herein acting on behalf of the Credit Parties; and

(iv)	the Agent shall have received a legal opinion as to, inter alia, the due authorization and enforceability of this Agreement.

5.	Confirmation

The Borrower further confirms and acknowledges that its obligations under the Security Documents to which it is a party are still in full force and effect and that this Agreement does not reduce such obligations.

6.	Corporate Structure Chart

Attached hereto as Schedule 11.14 is a Corporate Structure Chart containing the information specified in Section 11.14 and replacing the Corporate Structure Chart delivered pursuant to Section 9.1(b)(v).

7.	Representations

The Borrower represents and warrants as follows, which representations and warranties shall survive the execution and delivery hereof:

(i)

Other than disclosed in writing to the Agent, the representations and warranties set forth in Article 11 of the Credit Agreement, as modified by this Agreement, continue to be true and correct as of the date hereof with reference to facts subsisting on such date except for those representations and warranties which speak to a specific date;

(ii)

all necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance of this Agreement. The Borrower has duly executed and delivered this Agreement. This Agreement is a legal, valid and binding obligation of the Borrower enforceable against it by the Agent and the Lenders in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditor’s rights generally and the fact that the courts may deny the granting or enforcement of equitable remedies; and

(iii)	as of the date hereof, no Default or Event of Default exists and this Agreement and the Increase will not result in a Default.

8.	Expenses and Fees

The Borrower must pay to the Agent or the Lenders, as the case may be, the other fees agreed on pursuant to separate agreements, for distribution as provided in such agreements.

The Borrower also agrees to pay on demand all reasonable costs and expenses of the Agent in connection with the preparation, execution, delivery and implementation and administration of this Agreement including the reasonable fees and expenses of counsel for the Agent.

9.	Exploration Osisko Baie-James Inc.

The Borrower shall cause Exploration Osisko Baie-James Inc. to become a Guarantor under the Credit Agreement and to provide all Security required under Section 10 on or before February 15, 2016.

10.	Counterparts

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered will be deemed to be an original and all of which taken together will constitute but one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier will be effective as delivery of a manually executed counterpart of this Agreement.

11.	Governing Law

This Agreement is governed by, and construed in accordance with, the laws of the Province of Quebec and of the laws of Canada applicable therein.

(Signature pages follow)

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

OSISKO GOLD ROYALTIES LTD,
as Borrower

Per:	(signed by Elif Lévesque, VP Finance & CFO)

NATIONAL BANK OF CANADA,
as Agent

Per:	(signed by Dominic Albanese, Director)

Per:	(signed by Roch Ledoux, Director)

[Signature Page – First Amending Agreement]

Lenders:

COMMITMENTS	LENDERS

$XXXXXXXXX	NATIONAL BANK OF CANADA,
[Redacted text]	as Lender

Per:	(signed by Roch Ledoux, Director)

Per:	(signed by Dominic Albanese, Director)

$XXXXXXXXX	BANK OF MONTREAL,
[Redacted text]	as Lender

Per:	(signed by Derek Tovich, Managing Director)

Per:

[Signature Page – First Amending Agreement]

Schedule 11.14

Corporate Structure Chart

Schedule “D”

Schedule “D”

Metal Purchase Contracts

•	Canadian Malartic

Name of Royalty	Description
Canadian Malartic NSR	•	Canadian Malartic Net Smelter Return Royalty Agreement (Amended & Restated) dated June 16, 2014 between Osisko Gold Royalties Ltd and Canadian Malartic GP

Malartic CHL NSR	•	Amendment to Letter Agreement dated February 23, 2015 between Yamana Gold Inc., Agnico Eagle Ltd and Osisko Gold Royalties Ltd
	•	Second Amendment to Letter Agreement dated March 19, 2015 between Yamana Gold Inc., Agnico Eagle Ltd and Osisko Gold Royalties Ltd

•	Éléonore

Name of Royalty	Description
Éléonore NSR	•	Royalty Agreement dated March 31, 2006 between Goldcorp Inc., Virginia Gold Mines Inc. and Virginia Mines Inc.
	•	May 12, 2014 Amendment to Royalty Agreement dated March 31, 2006 between Goldcorp Inc., Virginia Gold Mines Inc. and Virginia Mines Inc.

•	Canadian Exploration Properties

Name of Royalty	Description
Canadian Exploration Properties NSE	•	Net Smelter Return Royalty Agreement dated June 16, 2014 between Osisko Gold Royalties Ltd and Osisko Mining Corporation

•	Teck Resources Limited Royalty Portfolio

o	Royalty Purchase Agreement dated October 19, 2015 between Osisko Gold Royalties Ltd and Teck Resources Ltd.
o

15% of the rights in the following Royalty Portfolio is being assigned to Caisse de dépô t et placement du Québec (Sodémex Développement s.e.c., acting through its general partner Gestion Sodémex Inc.)

Name of Royalty	Description
********	********
********	********

Name of Royalty			Description
Alexandria Mineral Corporation.
********			********
********			********
********			********
********			********
********			********
********			********
********			********
9.	Hewfran		Royalty rights held by Teck pursuant to section 6 of the letter agreement dated June 8, 2005, as amended April 7, 2008, between Aur Resources Inc. and Metanor Resources Inc.
10.	Holloway Holt		Royalty rights held by Teck pursuant to section 4 of the option agreement dated July 20, 1999 between Battle Mountain Canada Ltd. and Aur Resources Inc., as amended by a letter agreement dated August 27, 2010 between Teck and St Andrew Goldfields Ltd.
	a.	Holloway Holt
	b.	Holloway McDermott	Royalty rights held by Teck pursuant to the memorandum of agreement dated July _, 1990 between American Barrick Resources Corporation and Canamax Resources Inc.
11.	Island Gold		Royalty rights held by Teck pursuant to section 1.6 of the Mineral Property Acquisition Agreement re: "Kremzar Property" dated February 9, 1996 among Canada Tungsten Inc., 11126 Yukon Ltd. and Patricia Mines Inc.
	a.	Kremzar
	b.	Goudreau

Royalty rights held by Teck pursuant to section 1.3 of the Mineral Property Acquisition Agreement re: "Goudreau Property" dated February 9, 1996 among Canada Tungsten Inc., 11126 Yukon Ltd. and Patricia Mines Inc.

	c.	Lochalsh

Royalty rights held by Teck pursuant to section 2.3 of the Mineral Property Acquisition Agreement re: "Lochalsh Property" dated February 9, 1996 among Canada Tungsten Inc., 11126 Yukon Ltd. and Patricia Mines Inc.

********			********
********			********
14.	Lamaque - Rocdor

Royalty rights held by Teck pursuant to section 5 of the agreement dated June 16, 2003 among Teck and Kalahari Resources Inc., as amended by a letter agreement dated October 10, 2003, a letter agreement dated September 30, 2004, a letter agreement dated May 25, 2006, a letter agreement dated July 31, 2006, a letter agreement dated October 15, 2012 and a consent letter dated October 15, 2012.

Name of Royalty		Description
********		********
********		********
16.	Nolartic, Marban and First Canadian

Royalty rights held by Teck pursuant to section 9 of the letter agreement dated February 3, 2006 between Aur Resources Inc. and Niogold Mining Corporation and rights of Teck to receive the Production Payment (as defined in such agreement) set out in section 8 of such agreement.

********		********
********		********
********		********
********		********
********		********
********		********
********		********
********		********

•	Nottaway Resources Inc

•	Royalties Purchase Agreement dated September 10th, 2015 between Osisko Gold Royalties and 9196609 Canada Inc.

•	Coal Creek & Sleitat

•	Property Purchase Agreement dated June 17, 2015 between Strongbow Exploration Inc., Thor Gold Alaska Inc., Brett Alaska Resources Inc., Ronald Netolitzky and Osisko Gold Royalties Ltd.

•	White Pine North

•	Governance and Financing Agreement dated December 15, 2014 between Osisko Gold Royalties Ltd and Highland Copper Company Inc. whereby a $10 million loan shall be converted into a royalty.